Exhibit 99.1

This report is prepared solely for the use of John Strumbos

October 28, 2019

Josh Schimmer

212-497-0856/310-473-2942

josh.schimmer@evercoreisi.com

Ravi Mehrotra

212-446-5670

Ravi.Mehrotra@EvercoreISI.com

Maneka Mirchandaney

212-497-0881

maneka.mirchandaney@evercoreisi.com

Neeraj Koduri

212-446-9473

Neeraj.Koduri@evercoreISI.com

Angela Ni

212-447-0825

Angela.Ni@evercoreISI.com

PM Corner: A Conversation With RTW’s Rod Wong

We find ourselves struggling with the vast expanse of biotech these days, so we thought we’d elicit help from the experts!

Rod Wong is the founder and Managing Partner of RTW Investments, which has been in the news lately—its SPAC merged with Roivant’s Immunovant (developing a s.c. FcRN antibody) and it also announced the launch a venture fund on the London Stock Exchange.

RTW has emerged as one of the leading life science dedicated funds, so makes for a great starting point for our new series entitled “PM Corner”.

Question: Can you give us a snapshot of RTW?

➢	Rod: We’re ten years old now and manage a bit over $2B. We’re fundamental, longer term, and as you know, really like innovative products. We also do both public as well as venture capital investing.

Question: With the proliferation of biotech companies over the past few year, has your investment approach/strategy changed? If so, how?

➢	Rod: The approach hasn’t changed, but our job definitely takes a lot more resources than it used to. We’re trying very hard to keep up with as much of exciting new science and companies as we can by growing our team.

Question: Do you find yourself going as deep into companies as you used to? If yes, how do you choose which to drill into? If no, how do you manage heightened risks of less analysis?

➢	Rod: I’ve always found depth to be the best way to keep a steady hand when things don’t go our…

Click on note for full conversation

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Question: Do you find yourself going as deep into companies as you used to? If yes, how do you choose which to drill into? If no, how do you manage heightened risks of less analysis?

➢	Rod: I’ve always found depth to be the best way to keep a steady hand when things don’t go our way. But it is true that it feels like innovation is exploding, and it is extraordinarily difficult to stay on top of it all. As a result, I think we all have to make choices, and we try our best to focus on those areas where we think there are higher odds of getting the most meaningful new products.

Question: With ‘lots of everything’ (so many competitive bispecifics, CARs, gene therapy etc) how do you navigate? What criteria do you look for?

➢	Rod: It is definitely harder to pick a single winner now than it used to be. But often you don’t have to. Even great drugs rarely cure a disease and work for everyone. So there is almost always room for more than one option, sometimes for many.

Question: What do you think are the most positive and negative changes within the industry over the past 5-10 years?

➢	Rod: I think the most positive has been a refocus on creating value thru innovation that can dramatically improve people’s lives. For a brief few years, financial engineering was getting out of hand. Fortunately in the end the industry outsiders who led this wave have been largely stripped of their influence.

Question: Heading into an election year, how are you generally positioning within biotech especially with all the noise around drug pricing?

➢	Rod: I get comfort from valuations and generalist interest being already low. I think healthcare reform is going to be a part of the discussion for an extended period of time because the changes that need to be made are complicated. But I’m just as confident the US is going to remain a terrific place for innovation.

Question: What do you see as the biggest risks and opportunities for the sector?

➢	Rod: I think the risks are the obvious ones, in the short-term policy changes and whenever the next recession arrives. We think the biggest opportunities are the addition of genetically targeted therapies both with existing technologies as well as new ones.

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Question: Favorite investment themes? Top investment ‘avoids’?

➢	Rod: Many people know we like genetic therapies. We’re spending time these days thinking about diseases of the brain, eye, and muscle. We are avoiding things we don’t understand, for example most things microbiome so far.

Question: Are you concerned that the biotech industry doesn’t really return capital to investors outside of M&A? Is that something you think should change or is “business as usual” copacetic?

➢	Rod: That’s an interesting question. I think as long as there is enough of a supply of attractive research to reinvest the cash, then there is nothing inherently wrong with plowing it all back into the future. In fact that can be the optimal outcome for society and for shareholders. I would think this is more likely to be the case now than at any time in the last couple of decades.

Question: How was the experience starting a SPAC? Did you know Immuvant would likely be the target company? Plans to do this again?

➢	Rod: We learned a lot. Having completed the offering and now announced our deal, I do think SPACs can add unique value, so should be a useful tool in the future. We had followed Immunovant for some time and had invested in its last private round, but we didn’t have the SPAC discussion with them until after the IPO. We were excited they were interested in pursuing the deal.

Question: What was the objective/purpose of the new London fund?

➢	Rod: It is essentially our version of a venture capital fund. We wanted to add some dedicated capital to our venture effort, and like with the SPAC, we were attracted to the unique structure of a publicly listed fund. It theoretically has the potential to be permanent capital, so gives us the flexibility to continue to invest in the way we have with our existing funds.

Question: Are you still participating in IPOs? How often do you participate in IPOs where you weren’t in the crossover? Where you were in the crossover?

➢	Rod: Definitely. We gladly look at IPOs where we weren’t involved before. It is true if we are invested privately, as long as the company continues to make progress we almost universally also participate in the IPO.

This report is prepared solely for the use of John Strumbos

Question: Best thing you’ve done in 2019? One thing you regret most in 2019?

➢	Rod: We’re proud of sponsoring one of the first biotech SPACs this year and then announcing our deal with Immunovant. We think SPACs have valuable structuring flexibility that traditional IPOs don’t, so are a useful new tool for companies looking to go public. I try hard not to have regrets- that said, I do regret signing a longterm lease for space that we’re outgrown. That’s a good problem to have, but not my finest business decision.

Thank you Rod! Appreciate your thoughtful insights. Stay tuned for more from our PM Corner series…ideas for topics are always welcome!

This report is prepared solely for the use of John Strumbos

Timestamp

(Article 3(1)e and Article 7 of MAR)

Time of dissemination: October 28 2019 01:04

ANALYST CERTIFICATION

The analysts, Josh Schimmer, Ravi Mehrotra, Neeraj Koduri , Angela Ni, Maneka Mirchandaney, primarily responsible for the preparation of this research report attest to the following: (1) that the views and opinions rendered in this research report reflect his or her personal views about the subject companies or issuers; and (2) that no part of the research analyst’s compensation was, is, or will be directly related to the specific recommendations or views in this research report.

DISCLOSURES

This report is approved and/or distributed by Evercore Group L.L.C. (“Evercore Group”), a U.S. licensed broker-dealer regulated by the Financial Industry Regulatory Authority (“FINRA”), and Evercore ISI International Limited (“ISI UK’’), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority. The institutional sales, trading and research businesses of Evercore Group and ISI UK collectively operate under the global marketing brand name Evercore ISI (“Evercore ISI”). Both Evercore Group and ISI UK are subsidiaries of Evercore Inc. (“Evercore”). The trademarks, logos and service marks shown on this report are registered trademarks of Evercore.

The analysts and associates responsible for preparing this report receive compensation based on various factors, including Evercore’s Partners’ total revenues, a portion of which is generated by affiliated investment banking transactions. Evercore ISI seeks to update its research as appropriate, but various regulations may prevent this from happening in certain instances. Aside from certain industry reports published on a periodic basis, the large majority of reports are published at irregular intervals as appropriate in the analyst’s judgment.

Evercore ISI generally prohibits analysts, associates and members of their households from maintaining a financial interest in the securities of any company in the analyst’s area of coverage. Any exception to this policy requires specific approval by a member of our Compliance Department. Such ownership is subject to compliance with applicable regulations and disclosure. Evercore ISI also prohibits analysts, associates and members of their households from serving as an officer, director, advisory board member or employee of any company that the analyst covers.

This report may include a Tactical Call, which describes a near-term event or catalyst affecting the subject company or the market overall and which is expected to have a short-term price impact on the equity shares of the subject company. This Tactical Call is separate from the analyst’s long-term recommendation (Outperform, In Line or Underperform) that reflects a stock’s forward 12-month expected return, is not a formal rating and may differ from the target prices and recommendations reflected in the analyst’s long-term view.

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Evercore and its affiliates, and I or their respective directors, officers, members and employees, may have, or have had, interests or qualified holdings on issuers mentioned in this report. Evercore and its affiliates may have, or have had, business relationships with the companies mentioned in this report.

Additional information on securities or financial instruments mentioned in this report is available upon request.

Ratings Definitions

Current Ratings Definition

Evercore ISI’s recommendations are based on a stock’s total forecasted return over the next 12 months. Total forecasted return is equal to the expected percentage price return plus gross dividend yield. We divide our stocks under coverage into three primary ratings categories, with the following return guidelines:

Outperform- the total forecasted return is expected to be greater than the expected total return of the analyst’s coverage universe

In Line- the total forecasted return is expected to be in line with the expected total return of the analyst’s universe

Underperform- the total forecasted return is expected to be less than the expected total return of the analyst’s universe

Coverage Suspended- the rating and target price have been removed pursuant to Evercore ISI policy when Evercore is acting in an advisory capacity in a merger or strategic transaction involving this company and in certain other circumstances.*

Rating Suspended- Evercore ISI has suspended the rating and target price for this stock because there is not sufficient fundamental basis for determining, or there are legal, regulatory or policy constraints around publishing, a rating or target price. The previous rating and target price, if any, are no longer in effect for this company and should not be relied upon.*

*Prior to October 10, 2015, the “Coverage Suspended” and “Rating Suspended” categories were included in the category “Suspended.”

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FlNRA requires that members who use a ratings system with terms other than “Buy,” “Hold/Neutral” and “Sell” to equate their own ratings to these categories. For this purpose, and in the Evercore ISI ratings distribution below, our Outperform, In Line, and Underperform ratings can be equated to Buy, Hold and Sell, respectively.

Historical Ratings Definitions

Prior to March 2, 2017, Evercore ISI’s recommendations were based on a stock’s total forecasted return over the next 12 months:

Buy- the total forecasted return is expected to be greater than 10%

Hold- the total forecasted return is expected to be greater than or equal to 0% and less than or equal to 10%

Sell -the total forecasted return is expected to be less than 0%

On October 31, 2014, Evercore acquired International Strategy & Investment Group LLC (“ISI Group”) and ISI UK (the “Acquisition”) and transferred Evercore Group’s research, sales and trading businesses to ISI Group. On December 31, 2015, the combined research, sales and trading businesses were transferred back to Evercore Group in an internal reorganization. Since the Acquisition, the combined research, sales and trading businesses have operated under the global marketing brand name Evercore ISI.

ISI Group and ISI UK:

Prior to October 10, 2014, the ratings system of ISI Group and ISI UK which was based on a 12-month risk adjusted total return:

Strong Buy- Return > 20%

Buy- Return 10% to 20%

Neutral - Return 0% to 10%

Cautious- Return -10% to 0%

Sell- Return< -10%

For disclosure purposes, ISI Group and ISI UK ratings were viewed as follows: Strong Buy and Buy equate to Buy, Neutral equates to Hold, and Cautious and Sell equate to Sell.

Evercore Group:

Prior to October 10, 2014, the rating system of Evercore Group was based on a stock’s expected total return relative to the analyst’s coverage universe over the following 12 months. Stocks under coverage were divided into three categories:

Overweight- the stock is expected to outperform the average total return of the analyst’s coverage universe over the next 12 months.

Equal-Weight- the stock is expected to perform in line with the average total return of the analyst’s coverage universe over the next 12 months. Underweight -the stock is expected to underperform the average total return of the analyst’s coverage universe over the next 12 months. Suspended- the company rating, target price and earnings estimates have been temporarily suspended.

For disclosure purposes, Evercore Group’s prior “Overweight,” “Equal-Weight” and “Underweight” ratings were viewed as “Buy,” “Hold” and “Sell,” respectively.

Ratings Definitions for Portfolio-Based Coverage

Evercore ISI utilizes an alternate rating system for companies covered by analysts who use a model portfolio-based approach to determine a company’s investment recommendation. Covered companies are included or not included as holdings in the analyst’s Model Portfolio, and have the following ratings:

Long- the stock is a positive holding in the model portfolio; the total forecasted return is expected to be greater than 0%.

Short- the stock is a negative holding in the model portfolio; the total forecasted return is expected to be less than 0%.

No Position- the stock is not included in the model portfolio.

Coverage Suspended- the rating and target price have been removed pursuant to Evercore ISI policy when Evercore is acting in an advisory capacity in a merger or strategic transaction involving this company, and in certain other circumstances; a stock in the model portfolio is removed.

Rating Suspended - Evercore ISI has suspended the rating and/or target price for this stock because there is not sufficient fundamental basis for determining, or there are legal, regulatory or policy constraints around publishing, a rating or target price. The previous rating and target price, if any, are no longer in effect for this company and should not be relied upon; a stock in the model portfolio is removed.

Stocks included in the model portfolio will be weighted from 0 to 100% for Long and 0 to -100% for Short. A stock’s weight in the portfolio reflects the analyst’s degree of conviction in the stock’s rating relative to other stocks in the portfolio. The model portfolio may also include a cash component. At any given time the aggregate weight of the stocks included in the portfolio and the cash component must equal 100%.

Stocks assigned ratings under the alternative model portfolio-based coverage system cannot also be rated by Evercore ISI’s Current Ratings definitions of Outperform, In Line and Underperform.

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FlNRA requires that members who use a ratings system with terms other than “Buy,” “Hold/Neutral” and “Sell,” to equate their own ratings to these categories. For this purpose, and in the Evercore ISI ratings distribution below, our Long, No Position and Short ratings can be equated to Buy, Hold and Sell respectively.

Evercore ISI rating (as of 10/28/2019)

Coverage Universe			Investment Banking Services I Past 12 Months
Ratings	Count	Pct.	Ratings	Count	Pct.
Buy	417	52	Buy	93	22
Hold	323	40	Hold	37	11
Sell	39	5	Sell	3	8
Coverage Suspended	13	2	Coverage Suspended	6	46
Rating Suspended	9	1	Rating Suspended	4	44

Issuer-Specific Disclosures (as of October 28, 2019)

Price Charts

GENERAL DISCLOSURES

This report is approved and/or distributed by Evercore Group L.L.C. (“Evercore Group”), a U.S. licensed broker-dealer regulated by the Financial Industry Regulatory Authority (“FINRA”) and by Evercore ISI International Limited (“ISI UK”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority. The institutional sales, trading and research businesses of Evercore Group and ISI UK collectively operate under the global marketing brand name Evercore ISI (“Evercore ISI”). Both Evercore Group and ISI UK are subsidiaries of Evercore Inc. (“Evercore”). The trademarks, logos and service marks shown on this report are registered trademarks of Evercore Inc.

This report is provided for informational purposes only. It is not to be construed as an offer to buy or sell or a solicitation of an offer to buy or sell any financial instruments or to participate in any particular trading strategy in any jurisdiction. The information and opinions in this report were prepared by registered employees of Evercore ISI. The information herein is believed by Evercore ISI to be reliable and has been obtained from public sources believed to be reliable, but Evercore ISI makes no representation as to the accuracy or completeness of such information. Opinions, estimates and projections in this report constitute the current judgment of the author as of the date of this report. They do not necessarily reflect the opinions of Evercore and are subject to change without notice. In addition, opinions, estimates and projections in this report may differ from or be contrary to those expressed by other business areas or groups of Evercore and its affiliates. Evercore ISI has no obligation to update, modify or amend this report or to otherwise notify a reader thereof in the event that any matter stated herein, or any opinion, projection, forecast or estimate set forth herein, changes or subsequently becomes inaccurate. Facts and views in Evercore ISI research reports and notes have not been reviewed by, and may not reflect information known to, professionals in other Evercore affiliates or business areas, including investment banking personnel.

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